SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549



                           FORM 11-K

            (Mark One)

  [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934


           For the Plan year ended December 31, 1996


                               OR


        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


For the Transition Period from _________________ to _________________


                 Commission file number 1-3523



                          A.  Full title of the Plan:

                              WESTERN RESOURCES, INC.
                              EMPLOYEES' 401(K) SAVINGS PLAN

                         B.   Name of issuer of the securities held
                              pursuant to the plan and the address
                              of its principal executive office:

                              WESTERN RESOURCES, INC.
                              818 Kansas Avenue
                              Topeka, Kansas  66612





<PAGE 2>
                                               EIN:  48-0290150
                                                       PN:  004




                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN


      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

      TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


<PAGE 3>
             Report of Independent Public Accountants



To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WESTERN RESOURCES, INC. EMPLOYEES' 401(K) SAVINGS PLAN, as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of loans or fixed income obligations as of December 31, 1996, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Kansas City, Missouri,
June 13, 1997

<PAGE 4>
                                               EIN:  48-0290150
                                                        PN: 004

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                    DECEMBER 31, 1996 AND 1995

                                             1996                1995
ASSETS
INVESTMENTS:
  Western Resources, Inc. Investment
    Contract Fund                        $ 64,475,290        $ 63,446,450
  Vanguard Windsor Fund                    90,616,436          69,085,239
  Vanguard Money Market Reserves,
    Prime Portfolio                         8,128,588           6,550,797
  Western Resources, Inc. Common
    Stock Fund                             51,029,233          51,019,625
  Loan Fund                                16,228,456          13,701,019
  Vanguard Wellington Fund                 11,404,547           7,242,500
  Vanguard Index Trust 500 Portfolio
    Fund                                    8,804,188           3,968,740
  Vanguard PRIMECAP Fund                   13,816,671           8,795,740
  Fidelity Magellan Fund                   28,809,605          25,584,467
  Fixed Income Fund                        16,601,172          18,118,773
    Total Investments                     309,914,186         267,513,350

Other Receivables                              24,529             163,275
Interest and Dividends Receivable             886,090             791,587

CONTRIBUTIONS RECEIVABLE:
  Participant                                 378,317             385,478
  Employer                                    112,246             109,333
    Total Assets                          311,315,368         268,963,023

LIABILITIES
ACCOUNTS PAYABLE                              112,264             386,899

NET ASSETS AVAILABLE FOR BENEFITS        $311,203,104        $268,576,124

          The accompanying notes to financial statements are an integral part of these statements.

<PAGE 5>

                                               EIN:  48-0290150
                                                        PN: 004



                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         FOR THE YEARS ENDING DECEMBER 31, 1996 AND 1995



                                             1996                 1995
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year            $268,576,124         $218,304,213

ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation in Fair Value
    of Investments                          8,332,893           23,578,845
  Interest                                  6,222,638            5,364,875
  Dividends                                17,804,491           14,093,276

      Total Investment Income              32,360,022           43,036,996

CONTRIBUTIONS:
  Participant                              15,187,999           15,257,981
  Employer                                  4,510,938            4,583,479

      Total Contributions                  19,698,937           19,841,460

      Total Additions                      52,058,959           62,878,456

DEDUCTIONS:
BENEFITS PAID                              (9,721,020)         (12,526,938)
OTHER                                         (60,154)             (29,940)

      Total Deductions                     (9,781,174)         (12,556,878)

TRANSFERS:                                    349,195              (49,667)

NET INCREASE                               42,626,980           50,271,911

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                  $311,203,104         $268,576,124


          The accompanying notes to financial statements are an integral part of these statements.

<PAGE 6>

                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1996 AND 1995


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. (the Company) Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a) General-- The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. Prior to October 1, 1996, substantially all employees were eligible to participate after one year of service as defined. Effective October 1, 1996, newly hired full time employees may contribute to the Plan on a pre-tax or after tax basis without Company match, beginning on the first day of the month following employment. Matching employer contributions continue to commence after the employee has completed one year of service. Starting October 1, 1996, the plan also allows employees to increase their contribution percentages the first of any month from the first of any quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     (b) Contributions--Effective January 1, 1995, participants of the plan are allowed to make tax deferred contributions of between 1% and 14% of earnings subject to certain Internal Revenue Code limits. In addition to or instead of pre-tax cash contributions, effective January 1, 1995, participants could elect to make after-tax contributions of between 1% and 4% of earnings. Cash contributions up to the first 6% of a participant's earnings are matched 50% by the Company. Participants are fully vested in all contributions and earnings thereon. The Plan allows rollover contributions into the Plan.

     Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or Company match accounts.

     Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with Plan terms.
<PAGE 7>
     (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

     (d) Investment Funds--During 1996 and 1995, participants in the Plan could elect to have their contributions and the Company's matching contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds could be made in 10% increments. Participants could also elect to transfer investments between funds.

     The Western Resources, Inc. Investment Contract Fund is a fund which invests in investment contracts issued by insurance companies that are viewed by Vanguard Fiduciary Trust Company as being financially sound and are highly rated by the major credit agencies. Principal of these investments, and interest thereon, are obligations of the insurance companies. Neither Vanguard nor the Company guarantees either principal or interest in such investments.

     The Vanguard Windsor Fund is a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

     The Vanguard Money Market Reserves - Prime Portfolio is a money market fund invested in high-quality money market obligations issued by financial institutions, nonfinancial corporations, and U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

     The Western Resources, Inc. Common Stock Fund, established October 1, 1988, with assets transferred from The Kansas Power and Light Company Tax Reduction Act Stock Ownership Plan (TRASOP) and Employee Stock Ownership Plan of The Gas Service Company (ESOP) upon termination, is invested primarily in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

     The Loan Fund is a conduit for the distribution and repayment of loan proceeds. The investments in the fund represent loans due from participants.

     The Vanguard/Wellington Fund is a balanced fund which invests in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

     The Vanguard Index Trust-500 Portfolio is a growth and income fund which seeks to provide long-term capital growth. The Vanguard Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.
<PAGE 8>
     The Vanguard/PRIMECAP Fund is invested entirely in the Vanguard/PRIMECAP Fund, a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

     The Fidelity Magellan Fund is invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

     Fixed Income Fund is invested in a Metropolitan Life Insurance Company Investment Contract. No new monies are allowed to be deposited in this fund after the transfer of its interest from the KG&E 401(k) Plan.

     The above funds are managed by the Plan's trustee, Vanguard Fiduciary Trust Company, except the Fidelity Magellan Fund which is managed by Fidelity Investments Institutional Services Company. All investments are stated at quoted market values, except as follows. Investments in Western Resources, Inc. Investment Contract Fund, Fixed Income Fund, and Vanguard Money Market Reserves, Prime Portfolio are stated at cost which approximates market value determined by Vanguard. Investments in the Loan Fund are stated at face value.

     (e) Loans to Participants--Participants are permitted to borrow a specified portion of the balance in their individual account.
     Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan over 1 to 5 years for general purpose loans and up to 30 years for principle residence loans, provided that the age criteria is met.

     (f) Income Taxes--The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

     (g) Plan Termination--The Company is free to terminate the Plan at any time. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.
<PAGE 9>
     (b) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31, 1996 and/or 1995:

                                            1996                 1995
     Metropolitan Life Insurance
       Company, investment contract
       #14403, general account           $12,214,391          $13,501,792
     Vanguard/Windsor Fund                90,616,436           69,085,239
     Western Resources, Inc.
       Common Stock                       51,021,493           50,781,965
     Metropolitan Life Insurance
       Company, investment contract
       #12651/20105, general account      16,600,616           17,354,167
     Fidelity Magellan Fund               28,809,605           25,584,467
     Vanguard Money Market Reserves,
       Prime Portfolio                    20,886,443            4,783,208
     Loan Fund                            16,228,456           13,701,019

(4) PLAN AMENDMENTS:

Effective January 1, 1997, two new investment choices will be added to the Plan, Vanguard Bond Index Fund-Total Bond Market Portfolio and the Vanguard International Growth Fund.

<PAGE 10>
(5) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail.

(5)  Fund Information (continued):

                                                  Year Ended December 31, 1996


                                                           Money         Company
                            Investment                     Market        Common
                             Contracts      Windsor       Reserves       Stock           Loan
ADDITIONS

Investment Income:
  Net appreciation
  (depreciation) in fair
  value of investments      $     -       $10,062,095    $     -       $(3,783,983)   $     -
Interest                     3,780,296           -          369,912         11,216     1,017,792
Dividends                         -         8,660,885          -         2,563,118          -

                             3,780,296     18,722,980       369,912     (1,209,649)    1,017,792

Contributions:
  Participant                2,302,303      4,775,895       428,544      1,680,865          -
  Employer                     703,075      1,398,776       140,738        500,479          -

                             3,005,378      6,174,671       569,282      2,181,344          -

Total additions              6,785,674     24,897,651       939,194        971,695     1,017,792

DEDUCTIONS

Benefits paid               (3,420,750)    (2,470,027)     (298,645)    (1,245,537)     (244,282)
Other                           29,289        (12,820)       (5,200)          (940)         -

  Total deductions          (3,391,461)    (2,482,847)     (303,845)    (1,246,477)     (244,282)

Net increase (decrease)
  prior to transfers         3,394,213     22,414,804       635,349       (274,782)      773,510

TRANSFERS

Interfund transfers         (2,372,193)      (933,908)      869,564        249,807     1,753,927
Transfers-other plans            6,820         50,301        72,878         34,583          -

Total transfers             (2,365,373)      (883,607)      942,442        284,390     1,753,927

Net increase (decrease)      1,028,840     21,531,197     1,577,791          9,608     2,527,437

Net assets available
 for benefits:
Beginning of year           63,446,450     69,085,239     6,550,797     51,019,625    13,701,019

End of year                $64,475,290    $90,616,436   $ 8,128,588    $51,029,233   $16,228,456


                                          (Continued)
<PAGE 11>

(5)  Fund Information (continued):


                                                  Year Ended December 31, 1996


                                             Index
                                           Trust-500                                    Fixed
                            Wellington     Portfolio      PRIMECAP       Magellan       Income
ADDITIONS

Investment Income:
Net appreciation
 (depreciation) in fair
 value of investments       $  595,109    $ 1,131,350    $1,569,703   $(1,241,381)   $     -
Interest                          -              -             -             -        1,011,334
Dividends                      870,404        167,541       401,350     4,287,191         -

                             1,465,513      1,298,891     1,971,053     3,045,810     1,011,334

Contributions:
  Participant                1,419,079        873,678     1,488,955     1,840,363         -
  Employer                     422,321        262,124       421,761       549,418         -

                             1,841,400      1,135,802     1,910,716     2,389,781         -

Total additions              3,306,913      2,434,693     3,881,769     5,435,591     1,011,334

DEDUCTIONS

Benefits paid                 (430,212)      (178,761)     (177,898)     (484,640)     (770,268)
Other                           (8,060)          (540)         (700)         -           26,552

  Total deductions            (438,272)      (179,301)     (178,598)     (484,640)     (743,716)

Net increase (decrease)
  prior to transfers         2,868,641      2,255,392     3,703,171     4,950,951       267,618

TRANSFERS

Interfund transfers          1,272,883      2,526,326     1,281,960    (1,800,373)   (1,785,219)
Transfers-other plans           20,523         53,730        35,800        74,560         -

Total transfers              1,293,406      2,580,056     1,317,760    (1,725,813)   (1,785,219)

Net increase (decrease)      4,162,047      4,835,448     5,020,931     3,225,138    (1,517,601)

Net assets available
 for benefits:
Beginning of year            7,242,500      3,968,740     8,795,740    25,584,467    18,118,773

End of year                $11,404,547    $ 8,804,188   $13,816,671   $28,809,605   $16,601,172

                             (continued)
<PAGE 12>
(5)  Fund Information (continued):

                                             Year Ended December 31, 1996


                                             Other               Total
ADDITIONS
Investment Income:
Net appreciation
  (depreciation) in fair
  value of investments                   $       -            $  8,332,893
Interest                                       32,088            6,222,638
Dividends                                     854,002           17,804,491

                                              886,090           32,360,022

Contributions:
  Participant                                 378,317           15,187,999
  Employer                                    112,246            4,510,938

                                              490,563           19,698,937

Total additions                             1,376,653           52,058,959

DEDUCTIONS

Benefits paid                                    -              (9,721,020)
Other                                         (87,735)             (60,154)

  Total deductions                            (87,735)          (9,781,174)

Net increase (decrease)
  prior to transfers                        1,288,918           42,277,785

TRANSFERS

Interfund transfers                        (1,062,774)                -
Transfers-other plans                            -                 349,195

Total transfers                            (1,062,774)             349,195

Net increase (decrease)                       226,144           42,626,980

Net assets available
  for benefits:
    Beginning of year                       1,062,774          268,576,124

    End of year                          $  1,288,918         $311,203,104

<PAGE 13>
(5)  Fund Information (continued):

                                                  Year Ended December 31, 1995


                                                           Money         Company
                            Investment                     Market        Common
                            Contracts       Windsor       Reserves       Stock           Loan
ADDITIONS

Investment Income:
  Net appreciation
  in fair value of
  investments               $     -       $ 8,001,570    $     -       $ 7,431,654    $     -
Interest                     4,057,549           -          356,395         14,744       910,595
Dividends                         -         7,794,388          -         2,283,194          -

                             4,057,549     15,795,958       356,395      9,729,592       910,595

Contributions:
  Participant                2,670,628      4,880,477       457,608      1,684,741          -
  Employer                     806,965      1,442,959       158,016        509,300          -

                             3,477,593      6,323,436       615,624      2,194,041          -

Total additions              7,535,142     22,119,394       972,019      1,923,633       910,595

DEDUCTIONS

Benefits paid               (5,039,706)    (2,561,376)     (492,371)    (2,131,525)     (330,078)
Other                          143,102        (10,200)       (4,980)          (880)         -

  Total deductions          (4,896,604)    (2,571,576)      497,351)    (2,132,405)     (330,078)

Net increase (decrease)
  prior to transfers         2,638,538     19,547,818       474,668      9,791,228       580,517

TRANSFERS

Interfund transfers         (1,995,428)     4,137,947       503,269      8,042,712     3,793,819
Transfers-other plans          221,682        136,682        17,861       (517,531)         (795)

Total transfers             (1,773,746)     4,274,629       521,130      7,525,181     3,793,024

Net increase (decrease)        864,792     23,822,447       995,798     17,316,409     4,373,541

Net assets available
 for benefits:
Beginning of year           62,581,658     45,262,792     5,554,999     33,703,216     9,327,478

End of year                $63,446,450    $69,085,239   $ 6,550,797    $51,019,625   $13,701,019


                                          (Continued)
<PAGE 14>

(5)  Fund Information (continued):


                                                  Year Ended December 31, 1995


                                             Index
                                           Trust-500                                   Fixed
                            Wellington     Portfolio      PRIMECAP      Magellan       Income
ADDITIONS

Investment Income:
Net appreciation
 in fair value of
 investments                $1,081,082    $   717,244    $1,280,963   $ 5,066,332    $     -
Interest                          -              -             -             -             -
Dividends                      317,419         79,714       249,276     1,472,940     1,130,350

                             1,398,501        796,958     1,530,239     6,539,272     1,130,350

Contributions:
  Participant                1,433,967        681,507     1,238,143     1,825,432          -
  Employer                     433,915        214,415       357,443       551,133          -

                             1,867,882        895,922     1,595,586     2,376,565          -

Total additions              3,266,383      1,692,880     3,125,825     8,915,837     1,130,350

DEDUCTIONS

Benefits paid                 (323,087)       (61,427)     (217,181)     (308,025)   (1,062,162)
Other                           (7,400)        (1,820)         (420)         -           76,282

  Total deductions            (330,487)       (63,247)     (217,601)     (308,025)     (985,880)

Net increase (decrease)
  prior to transfers         2,935,896      1,629,633     2,908,224     8,607,812       144,470

TRANSFERS

Interfund transfers          2,134,729      1,140,183     3,555,695    17,093,655    17,980,611
Transfers-other plans           84,360         15,759       115,623      (117,000)       (6,308)

Total transfers              2,219,089      1,155,942     3,671,318    16,976,655    17,974,303

Net increase (decrease)      5,154,985      2,785,575     6,579,542    25,584,467    18,118,773

Net assets available
 for benefits:
Beginning of year            2,087,515      1,183,165     2,216,198          -             -

End of year                $ 7,242,500    $ 3,968,740   $ 8,795,740   $25,584,467   $18,118,773


                             (continued)

<PAGE 15>

(5)  Fund Information (continued):


                                            Year Ended December 31, 1995


                                             Other               Total
ADDITIONS
Investment Income:
Net appreciation in fair
  value of investments                    $      -            $ 23,578,845
Interest                                       25,592            5,364,875
Dividends                                     765,995           14,093,276

                                              791,587           43,036,996

Contributions:
  Participant                                 385,478           15,257,981
  Employer                                    109,333            4,583,479

                                              494,811           19,841,460

Total additions                             1,286,398           62,878,456

DEDUCTIONS

Benefits paid                                    -             (12,526,938)
Other                                        (223,624)             (29,940)

  Total deductions                           (223,624)         (12,556,878)

Net increase (decrease)
  prior to transfers                        1,062,774           50,321,578

TRANSFERS

Interfund transfers                       (56,387,192)                -
Transfers-other plans                            -                 (49,667)

Total transfers                           (56,387,192)             (49,667)

Net increase (decrease)                   (55,324,418)          50,271,911

Net assets available
  for benefits:
    Beginning of year                      56,387,192          218,304,213

    End of year                          $  1,062,774         $268,576,124

<PAGE 16>
                                                 EIN:  48-0290150
                                                          PN: 004
                                                      PAGE 1 OF 2

                    WESTERN RESOURCES, INC.
                 EMPLOYEES' 401(K) SAVINGS PLAN
   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       DECEMBER 31, 1996

                                    Number                           Current
    Description                     Of Units           Cost           Value
Deutsche Bank, investment
  contract #1 general account      4,149,702       $4,149,702      $4,149,702

Deutsche Bank, investment
  contract #2, general account     4,128,666        4,128,666       4,128,666

John Hancock Mutual Life
  Insurance Company, investment
  contract #7307, general
  account                          9,886,676        9,886,676       9,886,676

Metropolitan Life Insurance
  Company, investment contract
  #14403, general account         12,214,391       12,214,391      12,214,391

Morgan Guaranty, investment
 contract #96-17, general
 account                           2,027,880        2,027,880       2,027,880

Morgan Guaranty, investment
 contract #96-18, general
 account                           2,013,433        2,013,433       2,013,433

Prudential Insurance Company
 of America, investment
 contract #7168, general
 account                           2,336,685        2,336,685       2,336,685

New York Life Insurance Company,
  investment contract #30313       4,112,038        4,112,038       4,112,038

Principal Mutual Life Insurance
 Company, investment contract
 #418026                           4,492,467        4,492,467       4,492,467

Union Bank of Switzerland,
 investment contract #2127         6,363,793        6,363,793       6,363,793

Metropolitan Life Insurance
 Company, Group Annuity
 Contract #20105, general
 account                          16,600,616       16,600,616      16,600,616

*Vanguard/Windsor Fund             5,462,112       78,611,124      90,616,436

*Vanguard Money Market
  Reserves, Prime Portfolio       20,886,443       20,886,443      20,886,443

<PAGE 17>

                                               EIN:  48-0290150
                                                       PN:  004
                                                    PAGE 2 OF 2

                    WESTERN RESOURCES, INC.
                 EMPLOYEES' 401(K) SAVINGS PLAN
   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       DECEMBER 31, 1996


                                    Number                           Current
    Description                     Of Units           Cost           Value

*Vanguard/PRIMECAP Fund             459,331        11,461,717      $13,816,671

*Vanguard Index Trust 500
   Portfolio Fund                   127,302         7,147,948        8,804,188

*Vanguard/Wellington Fund           436,120        10,079,727       11,404,547

*Fidelity Magellan Fund             357,218        25,779,363       28,809,605

*Western Resources, Inc.
   Common Stock                   1,652,518        37,809,998       51,021,493

*Participant Loans, at interest
   rates ranging from 14% to 5%                    16,228,456       16,228,456

      Total Investments                          $276,331,123     $309,914,186


*Investment with party-in-interest to the Plan.

<PAGE 18>
                                               EIN:  48-0290150
                                                       PN:  004
                                                    Page 1 of 2

                    WESTERN RESOURCES, INC.
                 EMPLOYEES' 401(K) SAVINGS PLAN
    LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                       DECEMBER 31, 1996

                                                Amount Received      Unpaid
                                  Original     During Reporting      Balance
                                   Amount            Year            at End      Amount Overdue
Identity and Address of Obligator  of Loan    Principal  Interest    of Year   Principal Interest
Gurley, Bobby G.                  $10,000.00  $1,736.66  $ 210.74  $ 3,335.97  $ 355.39  $ 34.07
RR5, Box 108
Arkansas City, KS 67005
###-##-####

Detailed Description of Loan - General purpose loan; dated 4/20/93; 6.3% interest rate; 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

Lewis, Lilah J.                   $10,000.00  $1,765.49  $ 537.31  $ 7,876.32  $ 482.75  $123.25
810 Lawrence
Emporia, KS 66801
###-##-####

Detailed Description of Loan - General purpose loan; dated 10/30/95; 7.7% interest rate, 96 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

Alvarez, Allyson A.               $ 4,800.00  $    0.00  $   0.00  $ 1,601.47 $1,056.65  $ 75.91
10924 West 58th St., Apt. 101       4,700.00       0.00      0.00    3,214.77    922.56   169.44
Shawnee, KS 66203                   5,300.00       0.00      0.00    5,007.92    923.81   361.15
###-##-####

Detailed Description of Loan - Three general purpose loans, dated 6/17/92, 3/23/94, and 8/29/95, respectively; interest rates of 6.7%, 6.1%, and 7.9%, respectively; 60 monthly, 120 semi-monthly,
120 semi-monthly successive installments, respectively.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

Sorenson, Evelyn C.               $ 4,100.00  $ 763.38   $ 64.12   $   562.33  $ 238.83  $  9.42
2221 NW 65th Street
Kansas City, MO 64151
###-##-####

Detailed Description of Loan - General purpose loan; dated 4/28/92, 7.8% interest rate, 60 successive monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

Suther, Rose A.                   $ 3,100.00  $ 224.39   $ 75.05   $ 2,875.61 $ 406.39  $117.63
2410 Honeysuckle Drive
Richardson, TX 75082
###-##-####

Detailed Description of Loan - General purpose loan; dated 1/26/96, 7.5% interest rate, 96 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

<PAGE 19>

                                                 EIN:  48-0290150
                                                         PN:  004
                                                      Page 2 of 2


                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN

     LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                        DECEMBER 31, 1996

                                                Amount Received      Unpaid
                                  Original     During Reporting      Balance
                                   Amount            Year            at End      Amount Overdue
Identity and Address of Obligator  of Loan    Principal  Interest    of Year   Principal Interest
Huston, Ronald A.                 $ 2,000.00  $ 838.48   $ 67.52   $   531.20  $ 174.75  $  6.45
6506 Cheswick Road N
Hixon, TN 37415
###-##-####

Detailed Description of Loan - General purpose loan; dated 4/12/95, 8.3% interest rate, 48 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

Werner, Kenneth F.                $ 3,000.00  $ 276.45   $ 44.53   $ 1,390.71  $ 337.17  $ 42.17
3106 Faye
Parsons, KS 67357
###-##-####

Detailed Description of Loan - General purpose loan; dated 7/28/93, 6.3% interest rate, 120 successive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

Fields, Tamara B.                 $ 5,000.00  $ 716.92   $ 77.96   $ 1,240.52  $ 371.54  $ 25.90
3854 SE 32nd Street                 6,800.00    283.71    123.63     6,516.29    583.40   231.28
Topeka, KS 66605
###-##-####

Detailed Description of Loan: Two general purpose loans; dated 9/21/92 and 3/28/96, respectively, interest rates of 7.2% and 7.4%, respectively, both with 120 consecutive semi-monthly installments.
Action to be Taken - The employee will be given the option to pay off the loan.  If not paid, the loan will be defaulted in 1997 and will be treated as a 1997 distribution to the participant.

<PAGE 20>

                                               EIN:  48-0290150
                                                       PN:  004


                     WESTERN RESOURCES, INC.

                  EMPLOYEES' 401(K) SAVINGS PLAN


          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

               FOR THE YEAR ENDED DECEMBER 31, 1996


                               Type of              Dollar          Net Gain
   Investment                Transaction  Number    Value (1)        (Loss)

Vanguard Money Market         Purchases  104   $34,413,390    $   -
  Reserves, Prime            Sales         166     26,776,563           -
  Portfolio

Vanguard/Windsor Fund         Purchases  292    20,891,926        -
                         Sales           428     9,501,565     985,323

Western Resources, Inc.       Purchases  247     9,720,783        -
  Common Stock Fund*          Sales           395     6,026,632        845,390



 (1) Amount shown in this column is cost of purchases or proceeds from sales.


   * This fund consists of two investments, Western Resources, Inc. Common
     Stock and Vanguard Money Market Reserves, Prime Portfolio. The Trustee is unable to split the transaction detail between the two investments.

<PAGE 21>

                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTERN RESOURCES, INC.
EMPLOYEES' 401(K) SAVINGS PLAN

By:

       Signature                    Title                   Date


S. L. Kitchen                      Chairman            June 27, 1997



Ira W. McKee, Jr.                  Member              June 27, 1997



John K. Rosenberg                  Member              June 27, 1997



Kenneth T. Wymore                  Member              June 27, 1997



David E. Roth                      Member              June 27, 1997

<PAGE 22>
                         EXHIBIT INDEX


Exhibit
Number                   Description of Documents           Page

   23                    Consent of Independent Public Accountants
                    (filed electronically)